MOUNT KELLETT SENDS LETTER TO THE BOARD OF CLEARWIRE

New York, NY, November 1, 2012 – Mount Kellett Capital Management LP ("Mount Kellett") today sent a letter to the Clearwire Corporation (NASDAQ: CLWR) ("Clearwire") Board of Directors outlining issues related to, among other things, Clearwire's relationship with Sprint Nextel Corporation (NYSE: S). Full text of the letter follows:

November 1, 2012

Clearwire Corporation
1475 120th Avenue NE
Bellevue, WA 98005
Attn: Board of Directors

Dear Ladies and Gentlemen:

Mount Kellett Capital Management LP ("Mount Kellett" or "we") is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. Mount Kellett and funds and accounts under common control collectively have beneficial ownership in Clearwire Corporation ("Clearwire" or the "Company") of 53.2 million shares (the "Shares"), or approximately 7.3%, of the Company's outstanding voting stock not controlled by SprintNextel Corp. ("Sprint"), pro-forma for Sprint's acquisition of shares from Eagle River Holdings ("Eagle River").

Mount Kellett acquired the Shares for investment purposes because we considered, and continue to consider, Clearwire's stock to be substantially undervalued. We believed (and continue to believe) that the Company has significant upside potential as a wireless broadband network operator given its spectrum holdings and the growth in high-speed wireless demand in the U.S.

As a significant stockholder, we have been carefully monitoring the recent events relating to Sprint's agreement to acquire outright control of Clearwire through its acquisition of shares from Eagle River and the resulting right of Sprint to designate a majority of the Board of Directors of Clearwire's board of directors (the "Board"), none of which designees are required any longer to be independent.

This development is particularly significant given that the Company's build-out program has an estimated funding gap of over $1 billion. Based on the disclosed run rate of expenditures, we believe that Clearwire has only enough cash to continue its build-out for approximately 1 year. Perhaps not coincidentally, the standstill agreement applicable to Sprint that, among other things, prohibits it from acquiring 100% of the outstanding common stock of the Company unless the acquisition has been approved by a majority of both the board of directors and stockholders of Clearwire that are unaffiliated with Sprint, expires at approximately the same time that the Company's funds are currently expected to run out.

In our view, the Board - each of the members of which owes his or her fiduciary duties to ALL of the stockholders, not just the stockholder that nominated him or her - has an obligation to take all steps to insure that the Company has adequate cash resources to complete its build-out program and not to allow the Company to reach a point where the only alternative

presented is Sprint's acquisition of Clearwire at a price that reflects the Company's unnecessary distress rather than the full value the stockholders could achieve if the build-out is finished or is clearly capable of being finished.

How can the Board assure that the Company has adequate financial resources? To us, the answer is obvious: sell excess spectrum. Based on statements by the Company's CFO on its 4Q11 conference call, "I think 80 megahertz to 100 megahertz is what we need…but we've got 160 megahertz, so we definitely have some room", the Company owns on average at least 60 - 80 MHz of excess spectrum capacity within its footprint, when spectrum is in short supply and commands premium prices. Based on our analysis of the most recent comparable spectrum transaction, AT&T's purchase of NextWave, we believe Clearwire's spectrum to be worth at least $0.38 MHZ POP based on the implied price for useable spectrum held by NextWave. NextWave was a distressed seller that was in default on its debt agreements. Using this distressed sale benchmark at $0.38 MHz POP of useable spectrum, we estimate the Company could generate gross proceeds of $6 - $9 billion if it sold all of its excess spectrum, an amount that exceeds the current enterprise value of the Company. Assuming the sale of only a substantial portion but not all, Clearwire's liquidity issues would be resolved.

Once the Company's liquidity situation is resolved, not only will the value of the Company's remaining spectrum be properly highlighted, but also the Company will have a multitude of options on how to proceed. Accelerating demand will drive a continuing increase in the value of the spectrum and - absent the turmoil Sprint helped create for the Company the last time a wholesale contract was negotiated- we believe the Company will be able to command a premium price for its wholesale services, if not from Sprint, then from others interested in its capacity. Demand for data continues to increase. The recently released *CTIA Wireless Semi-Annual Wireless Industry Survey* shows twelve-month data traffic grew at104% year-over-year. This reinforces our belief that data usage is growing at a rate that far exceeds spectrum supply.

While spectrum values continue to increase, Clearwire faces a liquidity need now that must be met. The Company's 2011 MVNO agreement with Sprint clearly defines Excess Capacity and Clearwire's ability to sell, transfer, license, lease or otherwise dispose of excess spectrum. Holding on to excess spectrum and letting that value accrue to Sprint, so that Sprint can purchase the Company's excess spectrum cheaply would be an egregious violation of stockholder interests. We believe that the Board should immediately hire an investment bank and task it with running a sales process to sell a substantial portion of the Company's excess spectrum to the highest bidder or bidders. We recommend the Board be very firm when setting the rules of an auction. We will take any attempt by Sprint to chill an auction process very seriously. In fact, we believe the Board should make it clear to any potential buyer of assets that Sprint will not be allowed to participate. Should the Board fail to take the necessary steps and find itself needing to capitulate to a distressed sale, we will have no choice but to consider whether the Board has the best interest of the Company and ALL of its stockholders in mind or only those of its controlling stockholder. In that event, we will consider all available options to prevent or redress the destruction of stockholder value.

We are also forced to note the recent public statements by Sprint CEO Dan Hesse of his desire to acquire additional share blocks: "Any time there's an opportunity at the right price to take out a strategic investor, we will," As the Board undoubtedly knows, the standstill agreement that Sprint is subject to prohibits, among other things, "in any manner directly or

indirectly…solicit[ing], negotiat[ing] with or enter[ing] into any agreement with any third party…or mak[ing] any public announcement of its intention or desire to do so" with respect to the acquisition of additional stock. Does the Board intend to allow Sprint to continue what may amount to a creeping tender offer in this manner? Sprint should declare its intentions publicly one way or the other – either commit to not continuing to amass more stock and relinquish its board seats, or make a tender offer to all stockholders to allow them to evaluate the offer and the future of the Company under Sprint's control. If the Board instead does nothing and Sprint ultimately acquires the Company at a bargain price, we intend to consider all available measures to hold both the Board and Sprint and its affiliates responsible for any losses inflicted upon the public stockholders as a result.

Moreover, given Sprint's newly solidified position as the controlling party of Clearwire, the intertwined business arrangements between the two companies and the potential conflict between the interests of Sprint and those of the public stockholders of Clearwire, we believe that any transaction between Clearwire and Sprint should be subject to a very high standard. As evidence of Sprint's desire to exploit Clearwire as a subsidiary, Dan Hesse stated on the October 15, 2012 call regarding Softbank's investment in Sprint "the two companies will utilize both FD-LTE and TD-LTE." It is our understanding that as currently configured, Sprint does not have the spectrum depth or capacity to offer both a FD and TD network without Clearwire. We urge the Board to commit to submit any material transaction to a vote of the stockholders unaffiliated with Sprint so that the stockholders can determine for themselves if the transaction is at arm's length, on reasonable terms and in the best interest of Clearwire. If the Board refuses to do so, be aware that the public stockholders of the Company, including Mount Kellett, will be carefully scrutinizing any and all such transactions to make those determinations and avail themselves of all appropriate actions to prevent or redress any wrongdoing.

We are hopeful that the Board already recognizes its duties, and that the Board can and will do the right thing. We are available, as always, to discuss issues relevant to Clearwire at your convenience.

Very truly yours,

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:/s/
Name: Jonathan Fiorello
Title: Chief Operating Officer

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 115 employees with offices in New York, Dallas, Hong Kong, London, and Mumbai. The firm currently has in excess of $7 billion in assets under management.

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